Exhibit 99.2

COMMONWEALTH OF PENNSYLVANIA
BEFORE THE PENNSYLVANIA SECURITIES COMMISSION

IN THE MATTER OF
TEAM Nation Holdings, Inc.”
Atlantic Capital Holdings, Inc.
Robert Stein

     RESPONDENTS

ADMINISTRATIVE PROCEEDING
Docket No. 2009-04-07

ORDER TO RESCIND SUMMARY ORDER TO CEASE AND DESIST

        WHEREAS, on April 23, 2009, the Pennsylvania Securities Commission (Commission) issued a Summary Order to Cease and Desist (Summary Order) to TEAM Nation Holdings, Inc. (Respondent TNH), Atlantic Capital Holdings, Inc., and Robert Stein finding violations of the Pennsylvania Securities Act of 1972 (1972 Act); and

        WHEREAS, the aforesaid Summary Order was lawfully served on Respondent TEAM Nation Holdings; and

        WHEREAS, based on the representations and affidavit (Affidavit) submitted to the Commission by Respondent TNH and attached hereto as Exhibit 1 that Respondent TNH. had no business relationship, contract, or agreement with any other Respondents named in the Summary Order to cffer TEAM Nation Holdings, Inc. stock, and had not caused or contributed to the acts in violation of the 1972 Act alleged in the Summary Order, staff of the Commission has recommended the Summary Order be rescinded as to Respondent TNH; and

This Order to Rescind Summary Order to Cease and Desist applies only to Respondent TEAM Nation Holdings, Inc.

WHEREAS, after due deliberation, the Commission finds that it is necessary and appropriate, in the public interest, for the protection of investors and is consistent with the purposes fairly intended by the policy and provisions of the 1972 Act to issue this Order to Rescind the Summary Order to Cease and Desist.

NOW, THEREFORE, the Commission directs that the Summary Order to Cease and Desist issued in this case against Respondent TEAM Nation Holdings, Inc. be and is hereby Rescinded ab initio.

So ORDERED this    28   day of      July 2009   .

        BY ORDER OF THE COMMISSION

        Jeanne S. Parsons, Secretary Date Issued & Entered: July 28, 2009